

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 6, 2017

Ronald H.W. Cooper
President and Chief Executive Officer
Albireo Pharma, Inc.
50 Milk Street, 16th Floor
Boston, MA 02109

> **Re: Albireo Pharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 22, 2016**
> **File No. 333-215263**

Dear Mr. Cooper:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at (202) 551-6553 with any questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Megan N. Gates, Esq.
        Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.